UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

INGLES MARKETS, INCORPORATED

(Name of Issuer)

Class A Class A Common Stock, Par Value $0.005 Per Share

(Title of Class of Securities)

457030104

(CUSIP Number)

Ronald B. Freeman c/o Ingles Markets, Incorporated P.O. Box 6676 Asheville, North Carolina 28816

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457030104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert P. Ingle II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,406,100 shares (See Note 1 below)
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 10,406,100 shares (See Note 1 below)
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,406,100 shares (See Note 1 below)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.9% (See Note 1 and Item 5 below)
14.	Type of Reporting Person (See Instructions) IN

Note 1: The percentage reported in this Schedule 13D are based upon 12,890,933 shares of Class A Class A Common Stock outstanding as of March 10, 2011, plus 10,303,600 shares of Class B Common Stock (convertible to Class A Common Stock on a one-to-one basis) deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i)(D).

Item 1.	Security and Issuer

This Statement relates to shares of the Class A Common Stock, par value $0.05 per share (the “Class A Common Stock”) of Ingles Markets, Incorporated, a North Carolina corporation (the “Company”). The Company has its principal executive offices at 2913 U.S. Highway 70 West, Asheville (Black Mountain), North Carolina 28711.

Item 2.	Identity and Background

(a)-(c); (f) This Statement is filed by Robert P. Ingle II (“Mr. Ingle II”). Mr. Ingle II is a U.S. citizen whose principal business address is P.O. Box 6676, Asheville, North Carolina 28816. Mr. Ingle is the Chairman and Chief Executive Officer of the Company.

(d)-(e) During the past five years, Mr. Ingle II has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

See Items 4 and 5.

Item 4.	Purpose of Transaction

Mr. Ingle II has no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13 D. Mr. Ingle II received beneficial ownership by virtue of being the sole trustee of two trusts holding 10,148,650 shares of the Class A Common Stock pursuant to the estate plan of his father, Robert P. Ingle (“Mr. Ingle Sr.”). See Item 5.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The beneficial ownership of the Class A common shares is as follows:

(i) Mr. Ingle II is the direct owner of 102,500 shares of Class A Common Stock;

(ii) Mr. Ingle II is the direct owner of 154,950 shares of Class B Common Stock including 21,476 shares of Class B Common Stock held by his minor children, with respect to which Mr. Ingle II disclaims any beneficial ownership interest. Each share of Class B Common Stock is convertible, at any time at Mr. Ingle II’s option, into one share of Class A Common Stock. Therefore, Mr. Ingle II is the direct beneficial owner of 154,950 shares of Class A Common Stock;

(iii) Mr. Ingle II is the sole trustee of a trust created by Mr. Ingle Sr. for estate planning purposes on February 15, 2011. On February 18, 2011, Mr. Ingle transferred 680,000 shares of Class B Common Stock to the trust. As described above, all of such shares are convertible at any time by Mr. Ingle II in his capacity as trustee into shares of Class A Common Stock. Mr. Ingle II is the beneficial owner of such Class A Common Stock by virtue of being the sole trustee of the trust with sole voting and dispositive power with respect to such shares; and

(iv) Mr. Ingle II is the sole trustee of a trust created by Mr. Ingle Sr. on December 24, 2010. On March 6, 2011, upon the death of Mr. Ingle Sr., 9,468,650 shares of Class B Common Stock were transferred to the trust. As described above, all of such shares are convertible at any time by Mr. Ingle II in his capacity as trustee into shares of Class A Common Stock. Mr. Ingle II is the beneficial owner of such Class A Common Stock by virtue of being the sole trustee of the trust with sole voting and dispositive power with respect to such shares. In his capacity as trustee, Mr. Ingle II does not have rights to dividends or proceeds of sale of shares in the trust.

(c) Mr. Ingle II acquired beneficial ownership of 10,148,650 shares of Class A Common Stock through the establishment of two (2) trusts formed by Mr. Ingle Sr., in connection with Mr. Ingle Sr.’s estate plan. Mr. Ingle II is the sole trustee of both of such trusts with sole voting and dispositive power. No consideration was involved in connection with the transfer of such shares into such trusts.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2011	/s/ Robert P. Ingle II
Robert P. Ingle II